================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 4)*


                               SHOPKO STORES, INC.
                             -----------------------
                                (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.01 SHARE
                       -----------------------------------
                         (Title of Class of Securities)

                                    824911101
                                 --------------
                                 (CUSIP Number)

                               NORRIS NISSIM, ESQ.
                            JOHN A. LEVIN & CO., INC.
                              ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                            TEL. NO.: (212) 332-8400
                    ----------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                              JOHN C. KENNEDY, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064


                                 SEPTEMBER 29, 2005
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  2 of 14 Pages
----------------------                                      --------------------

 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Levco Alternative Fund, Ltd.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           1,521,800
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      -0-
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            1,521,800
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,521,800
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  3 of 14 Pages
----------------------                                      --------------------

 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Purchase Associates, L.P.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           93,400
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      -0-
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            93,400
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       93,400
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.3%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  4 of 14 Pages
----------------------                                      --------------------

 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Purchase Associates II, L.P.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           129,000
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      -0-
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            129,000
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       129,000
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.4%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  5 of 14 Pages
----------------------                                      --------------------

 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alvarado Capital Partners, L.P.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           12,000
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      -0-
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            12,000
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,000
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       less than 0.1%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  6 of 14 Pages
----------------------                                      --------------------

 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Levco GP, Inc.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       Not Applicble
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           234,400
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      -0-
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            234,400
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       234,400
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [X]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  7 of 14 Pages
----------------------                                      --------------------

 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John A. Levin & Co., Inc.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           1,818,400
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      -0-
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            1,818,400
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,818,400
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       IA
--------------------------------------------------------------------------------

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  8 of 14 Pages
----------------------                                      --------------------

 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BKF CAPITAL GROUP, INC.
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY


--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       Not Applicable
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLO0SURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER

                                           1,818,400
                                     -------------------------------------------
          NUMBER OF                   8.   SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      -0-
           OWNED BY                 -------------------------------------------
             EACH
       REPORTING PERSON               9.   SOLE DISPOSITIVE POWER
             WITH
                                            1,818,400
                                     -------------------------------------------
                                     10.   SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,818,400
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page  9 of 14 Pages
----------------------                                      --------------------


         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement, dated July 14, 2005, as amended by Amendment No. 1, dated August 23, 2005, Amendment No. 2, dated August 24, 2005, and Amendment No. 3, dated September 2, 2005 (as amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of ShopKo Stores, Inc., a Wisconsin corporation (the "Company"). This Amendment No. 4 to the Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Levco Alternative Fund, Ltd., a Cayman Islands company ("Levco"), (ii) Purchase Associates, L.P., a Delaware limited partnership ("Purchase"), (iii) Purchase Associates II, L.P., a Delaware limited partnership ("Purchase II"), (iv) Alvarado Capital Partners, L.P., a Delaware limited partnership ("Alvarado"), (v) Levco GP, Inc., a Delaware corporation ("Levco GP"), (vi) John A. Levin & Co., Inc., a Delaware corporation ("Levin & Co.") and
(vii) BKF Capital Group, Inc., a Delaware corporation ("BKF").

Item 1.  SECURITY AND ISSUER.

         No material change.

Item 2.  IDENTITY AND BACKGROUND.

         No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change

Item 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended by adding the following:

         "On August 25, 2005, the Proxy Filers filed a preliminary proxy statement on Schedule 14A (as amended by Amendment No. 1 filed by the Reporting Persons et. al. on September 1, 2005, Amendment No. 2 filed on September 8, 2005, Amendment No. 3 filed on September 15, 2005 and Amendment No. 4 filed on September 27, 2005, the "Proxy Statement") with the Securities and Exchange Commission in connection with their intention to solicit proxies for the September 14, 2005 special meeting of the Issuer, which meeting was subsequently postponed until October 10, 2005 (the "Special Meeting"). On September 29, 2005, prior to the Reporting Persons' filing of a definitive proxy statement for use in soliciting proxies for the Special Meeting, the Issuer announced that the parties to the proposed Merger have agreed to increase the consideration offered to stockholders in the proposed Merger to $25.50 per share.

         In connection with the agreement to increase the consideration offered to stockholders in the proposed Merger, the certain of the parties to the Merger requested that the Reporting Persons agree to vote their shares of Common Stock of the Issuer in favor of the Merger. After discussions between representatives of the Reporting Persons and Badger Retail Holding, Inc. and Badger Acquisition Corp., affiliates of Goldner Hawn Johnson & Morrison Incorporated, a Minneapolis-based private equity firm, regarding the Merger, the Reporting Persons entered into a voting agreement with Badger Retail Holding, Inc. and Badger Acquisition Corp., dated as of September 29, 2005 (the "Voting Agreement"), pursuant to which the Reporting Persons have agreed to vote their shares of Common Stock of the Issuer in favor of the Merger, subject to the terms and conditions set forth in the Voting Agreement. A copy of the Voting Agreement has been filed as Exhibit 10 hereto.

         In addition, the Reporting Persons have also entered into an agreement with Badger Retail Holding, Inc. and Badger Acquisition Corp. pursuant to which Badger Retail Holding, Inc. and Badger Acquisition Corp. have agreed to cause the Issuer promptly following the closing of the Merger to reimburse the Reporting Persons for their actual out-of-pocket fees and expenses up to $300,000.

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D              Page  10 of 14 Pages
----------------------                                      --------------------


         The Reporting Persons have agreed to vote their shares of Common Stock of the Issuer in favor of the Merger and, therefore, will not proceed with their previously announced intention to solicit proxies for the Special Meeting pursuant to the Proxy Statement. As a result, the Reporting Persons will be notifying the Securities and Exchange Commission of their decision to withdraw the Proxy Statement.

         Depending upon the Issuer's future development, the Reporting Persons may from time to time purchase or sell shares of Common Stock of the Issuer to increase or decrease their holdings in the Issuer, PROVIDED, that any actions taken by the Reporting Persons in this regard will be consistent with the obligations of the Reporting Persons set forth in the Voting Agreement.

         Except as stated above, there has been no change in the plans and intentions of the Reporting Persons."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No material change.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item 6 is hereby amended and restated in its entirety as follows:

         "On September 29, 2005, the Reporting Persons entered into an Voting Agreement with Badger Retail Holding, Inc. and Badger Acquisition Corp as described in the response above to Item 4."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 9: Joint Filing Agreement, dated September 29, 2005, among the Reporting Persons.

             Exhibit 10: Voting Agreement, dated as of September 29, 2005, by and among the Reporting Persons and Badger Retail Holding, Inc. and Badger Acquisition Corp., affiliates of Goldner Hawn Johnson & Morrison Incorporated.

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page 11 of 14 Pages
----------------------                                      --------------------


                                   SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 29, 2005

                                        LEVCO ALTERNATIVE FUND, LTD.

                                        By: John A. Levin & Co., Inc.,
                                            its investment adviser


                                        By:  /s/ Norris Nissim
                                            -----------------------------------
                                            Name:  Norris Nissim
                                            Title: Vice President and General
                                                   Counsel



                                        PURCHASE ASSOCIATES L.P.

                                        By: Levco GP, Inc., its managing
                                            general partner


                                        By:  /s/ Norris Nissim
                                            -----------------------------------
                                            Name:  Norris Nissim
                                            Title: Vice President and General
                                                   Counsel


                                        PURCHASE ASSOCIATES II, L.P.

                                        By: Levco GP, Inc., its managing
                                            general partner


                                        By:  /s/ Norris Nissim
                                            -----------------------------------
                                            Name:  Norris Nissim
                                            Title: Vice President and General
                                                   Counsel


                                        ALVARADO CAPITAL PARTNERS, L.P.

                                        By: Levco GP, Inc., its managing
                                            general partner


                                        By:  /s/ Norris Nissim
                                            -----------------------------------
                                            Name:  Norris Nissim
                                            Title: Vice President and General
                                                   Counsel


                                        LEVCO GP, INC.

                                        By:  /s/ Norris Nissim
                                            -----------------------------------
                                            Name:  Norris Nissim
                                            Title: Vice President and General
                                                   Counsel

----------------------                                      --------------------
CUSIP NO. 824911101               SCHEDULE 13D               Page 12 of 14 Pages
----------------------                                      --------------------



                                        JOHN A. LEVIN & CO., INC.

                                        By:  /s/ Norris Nissim
                                            -----------------------------------
                                            Name:  Norris Nissim
                                            Title: Vice President and General
                                                   Counsel



                                        BKF CAPITAL GROUP, INC.

                                        By:  /s/ Norris Nissim
                                            -----------------------------------
                                            Name:  Norris Nissim
                                            Title: Vice President and General
                                                   Counsel